Exhibit 10.6

30930 Russell Ranch Road
Suite 301 Westlake Village, CA 91362 Office: 818.661.5000 Fax: 818.661.5099 www.mannkindcorp.com

January 26, 2018

David Kendall

Dear David,

Congratulations! The MannKind team has been very impressed with your background and credentials, and we are genuinely pleased to offer you full-time employment with MannKind Corporation, in the exempt position of Chief Medical Officer. In this position you will initially report directly to Michael Castagna, Chief Executive Officer.

We will target your employment to commence on February 19, 2018. Please be advised that this offer is contingent upon satisfactory reference and background checks and receipt of results of a satisfactory drug screening test. In the coming days, you will receive an email with information regarding the test, contact and location information for the laboratory as well as the hours of operation. This screening test must be completed no later than two weeks from the date of this letter.

You will be paid on a bi-weekly basis, on regular payroll schedule, in the amount of $16,346.16, equating to an annualized amount of $425,000.16.

You will be eligible to participate in the MannKind Employee Bonus Plan, with a target bonus opportunity of 50% of annual earnings. Bonus awards will be based upon company-wide performance and your achievement of mutually agreed-upon milestones.

Additionally, you will receive a sign-on bonus in the gross amount of $100,000.00.  The first installment of $50,000.00 (less appropriate withholdings and other payroll deductions) will be payable as a lump sum on the first pay period at the end of the first thirty (30) days of your employment.  You will receive a second installment of $50,000.00 (less appropriate withholdings and other payroll deductions) payable as a lump sum on the first pay period following one (1) full year of employment.  By accepting this offer, you agree that, in the event that you voluntarily leave the Company, or if you are terminated by the Company for “cause”, within the twelve (12) months following receipt of either payment, you will repay the full amount of the installment payment for that twelve (12) month period, net any with-holdings within thirty (30) days after the last day of your employment.  By accepting this offer, you further agree that the Company may deduct this amount from any other amounts The Company owes you should you be obligated to repay this amount.

David Kendall	Page 2 of 3

You will be eligible to participate in MannKind's Equity Incentive Plan, under which Stock Options will be awarded to you at a future date, as approved by the Board of Directors. At the next quarterly Board meeting, we will recommend that you be granted an equity award of 180,100 Restricted Stock Units (RSUs) which is comparable to grants made for other individuals in similar level positions throughout the company. This is not a guarantee for a specific number of stock units, but is only intended to provide you with an understanding of grant guidelines for your position. If your start date is less than two weeks prior to the next quarterly Board meeting, the recommendation will be submitted in the following quarter. Grants will begin vesting based on your hire date. You will also be eligible for an annual equity grant moving forward.

Included as part of this offer is information about the main points of the Company’s relocation assistance program, which MannKind will provide to you to relocate to the “local area”. Upon acceptance of this offer, a representative of NEI will contact you to initiate your relocation benefits. MannKind will provide relocation assistance to you in good faith, however, should you leave the Company before one year for any reason, except layoff, you will be required to repay the Company all funds paid, either to you or on your behalf, for relocation purposes.

We have a substantial list of fringe benefits, including the following: 20 days PTO annually, which accrues on a bi-weekly basis; short term and long term disability insurance; company paid life insurance; a 401(k) tax sheltered savings program; flexible spending accounts; health, vision and dental insurance, Executive Medical Reimbursement plan and paid holidays which includes a full week in July and December for the holiday break. The holidays and other time off benefits will be prorated based on your date of hire. All benefits, policies and rules are subject to change from time to time at the Company's discretion. All benefits outlined in this offer letter are contingent on your continuing employment with MannKind Corporation in a benefit eligible status. Most benefits begin the first of the month following date of hire.

Shortly after we are in receipt of your acceptance, you will receive a welcome email from our onboarding manager, with a link to your personalized onboarding portal. Through this portal you will have access to most of the required MannKind policies and agreements that will require your signature such as, the Employee Proprietary Information and Inventions Agreement, an Arbitration Agreement, a Policy Against Insider Trading, Code of Business Conduct and Ethics, and an Employee Acknowledgement Form, required after reading the MannKind Employee Sourcebook. Of course, the company may require additional policies or agreements to be signed and acknowledged in the future.

Employment at MannKind is at will, which means that either you or MannKind can end the employment relationship at any time, and for any reason or for no reason, with or without cause or notice. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written, and cannot be modified or amended except in writing by an officer of the company. As required by law, this offer is subject to satisfactory proof of your right to work in the United States. This at will employment relationship cannot be changed except in writing as approved by the Board of Directors of MannKind.

David Kendall	Page 3 of 3

We appreciate the energy and enthusiasm you demonstrated during our interview and selection process and we look forward to a favorable response to our offer. We have many exciting challenges ahead and believe you can make a significant contribution to MannKind.

At your earliest convenience, please sign and date this letter and return it to me to indicate your acceptance of this written offer of employment.

If you should have any questions, please don't hesitate to contact me.

Sincerely,

/s/ Stuart Tross

Stuart Tross
Chief People and Workplace Officer

I have carefully read and understand all of the terms of the above letter and freely and voluntarily accept and agree to all of its terms. I represent that, in agreeing to this offer letter, I am not relying on any representations or promises of any kind other than set forth in this letter.

/s/ David Kendall
David Kendall
February 2, 2018
Date Signed
February 12, 2018
Confirmed Start Date